RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2009 JUL 24 A 5:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

09046648

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

20th July, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sir,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 22nd July, 2009 alongwith Media Release dated 22nd July, 2009 to the Stock Exchanges in India as per requirements of the Listing Agreement executed with them.

Copy of the above are enclosed herewith for your information and record.

Kindly take the same on your record.

Yours Faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As Above

dlw 7/28

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

July 22, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media Release

We are enclosing herewith the Media Release dated 22nd July, 2009, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

RELIANCE Communications
Anil Dhirubhai Ambani Group

etisalat

PRESS RELEASE

ETISALAT DB TELECOM & RELIANCE COMMUNICATIONS ANNOUNCE A LONG-TERM STRATEGIC TELECOM INFRASTRUCTURE SHARING AGREEMENT

- *The end-to- end agreement will encompass nationwide Telecom infrastructure including Towers & Transmission*
- *The agreement of over Rs 10,000 crores (USD 2.2 BN) is for a period of 10 years*
- *This will be the largest agreement of its kind in the Indian Telecom sector*

MUMBAI, July 22, 2009: Etisalat DB & Reliance Communications, in a significant move today announced a long term passive infrastructure sharing agreement which will accelerate Etisalat DB Telecom's forthcoming roll-out of telecom services in India. Under the terms of the agreements, Etisalat DB and its subsidiary would outsource their Telecom infrastructure requirements for the 15 telecom circles, encompassing end-to-end tower and transmission infrastructure to Reliance Infratel Limited and Reliance Communications Limited, respectively.

Commenting on the strategic alliance, Mr. Mohammad Hassan Omran, Chairman Etisalat said, *"This significant development is part of our overall commitment to provide consumers with quality service and reach at the time of launch. As a new entrant in this dynamic market, this alliance provides us with key, strategic advantages that will ensure a robust, speed to market and cost-effective roll-out of services. We are pleased to partner with Reliance Communications and Reliance Infratel, which has an extensive capability as an integrated service provider across the telecom infrastructure value chain. Strategic alliances are integral part of our plans for growth and Etisalat Group will always be receptive to such alliances which help enhance the customer experience."*

Mr. Anil Dhirubhai Ambani, Chairman, Reliance ADA Group said, *"We are pleased to partner with Etisalat DB through this landmark agreement that will re-define the future of Indian Telecom sector. This win-win agreement demonstrates Reliance Communications capabilities to enable the operators to go-to-market with a bouquet of telecom infrastructure services. This will ensure a faster rollout, optimum costs and a time to market advantage. The vision of our Group founder, the Late Shri. Dhirubhai Ambani, for enhancing customer choice with pro consumer, pro competition philosophy, has inspired us to transform industry dynamics and reinvented economic models."*

This agreement presents large cost optimization benefits with an asset light model, improvement in capital productivity and enhances RCOM group revenues by Rs 10,000 crores. The agreement with Reliance Communications Group is the first and the largest Telecom Infrastructure sharing including Towers and Transmission agreement of its kind in the Indian Telecom landscape and strongly complements Etisalat DB Telecom's plans for India.

With operations across in Asia, Middle East and Africa Etisalat has built state-of-the-art telecom infrastructure and taken a leadership position of innovation and reliability among regional and international operators. Today, Etisalat offers fixed line services over the Next Generation Network and

enables mobile users with a range of services and applications such as GPRS, 3G, 3.5G, 3.75G , BlackBerry, iPhone, MobileCam and others. Internet users too experience value-additions such as free anti-spam and anti-virus programmes, expanded mailboxes, upgrades of broadband connection speeds and other benefits. In UAE, Saudi Arabia and other markets, Etisalat GSM coverage has reached 100% and 3G coverage reached 99% of populated areas. Offerings include 'triple play' service that includes high speed internet, TV and fixed lines through fiber optic. In addition to voice and data networks Etisalat also offers E-Vision cable TV networks. Etisalat has recently completed the nationwide upgrade of its 3G mobile network to enable mobile broadband download speeds of up to 14.4 Megabits per second (Mbps) across the UAE and other benefits. Globally, Etisalat has roaming agreements with 520 operators.

Reliance Communications Group provides a unified approach with comprehensive telecom infrastructure sharing services including tower infrastructure, transmission connectivity to the telecom sites, Bandwidth/Fibre options , domestic and International long distance carriage services, collocation of BSC & other core network equipments . Reliance Infratel, a subsidiary of Reliance Communications, is India's first nationwide passive infrastructure company offering plug-n-play facilities to provide mobile services across over 20,000 towns and over 5 lakh Indian villages. The next-generation technology-agnostic assets of Reliance Infratel include 50,000 telecom towers with over 2 lakh site tenancy capability and over 1.8 lakh kms of nationwide optic enabling transmission connectivity.

About Etisalat DB Telecom Pvt. Ltd.

Etisalat is today recognized as one of the largest telecommunications company in the world and also the largest operator in the Middle East with operations in 17 countries across Asia, the Middle East and Africa, servicing over 80 million customers. The company has built up state-of-the-art telecom infrastructure and taken a leadership position of innovation and reliability among regional and international operators. Etisalat has been ranked 140th among the Financial Times Top 500 Corporations in the world in terms of market capitalization. The corporation is the largest contributor outside the oil sector for development programs of the UAE Federal Government, and is an award-winning socially responsible corporation. In 2008 Etisalat reported annual Net Revenues of USD 7.12 billion (approx. Rs. 35,000 crores) and Net Profits of USD 2.36 billion (approx. Rs. 11300 crores).

Etisalat DB Telecom Pvt. Ltd. is a joint venture between Etisalat and Dynamix Balwas Group. Etisalat DB and its subsidiary has the Unified Services Access License in 15 circles including Andhra Pradesh, Delhi, Gujarat, Haryana, Karnataka, Kerala, Maharashtra, Mumbai, Punjab, Rajasthan, Tamil Nadu (including Chennai), Uttar Pradesh (East), Uttar Pradesh (West), Madhya Pradesh and Bihar. These licenses enable the Company to provide a full spectrum of telecom services covering a population of over 900 million across these circles. Under the license the Company can also provide Internet Telephony, Internet Services and Broadband Services. The company is headquartered in Mumbai.

Etisalat DB's services will include national & international long distance telephony solutions, full range of prepaid & postpaid products, national & international roaming and Value Added Services.

RELIANCE Communications
Anil Dhirubhai Ambani Group

etisalat

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 64,000 crore (US$ 13.6 billion), cash flows of Rs. 13,000 crore (US$ 2.8 billion), net profit of Rs. 8,400 crore (US$ 1.8 billion).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of over 80 million including over 2 million individual overseas retail customers, ranks among the Top 10 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 20,000 towns and 500,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

For Further Information Please Contact:

For Etisalat DB Telecom India Pvt. Ltd.	For Reliance Communications
Ritika Verma: 09769211287 rverma@etisalat.in	**Freddy Castro:** 9321925648 Frederick.castro@relianceada.com **Anuj Bakshi:** 93221721722 Anuj.bakshi@relianceada.com **Birju Shah:** 9321317494 Birju.shah@relianceada.com
For Vitcom Consulting	**For K2 Communications**
Natasha Pal: 09821067146 natasha@vitcomconsulting.com **Hina Jafri:** 09004669598 hina.jafri@vitcomconsulting.com	**Indrani Banerjee:** 9819351567 irzhere@gmail.com